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                          August 9, 2023

       J. Michael Schroeder, Esq.
       General Counsel and Corporate Secretary
       Goodness Growth Holdings, Inc.
       207 South 9th Street
       Minneapolis, Minnesota 55402

                                                        Re: Goodness Growth
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 4,
2023
                                                            File No. 333-273728

       Dear J. Michael Schroeder:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Thomas M. Rose, Esq.